Exhibit (a)(14)

Instructions to Employees

     If you’re an eligible employee and have decided to participate in this program, below is a quick summary of what you need to do to get started. For more thorough instructions, and a full explanation of the program and associated risks, please refer to the “Offer to Exchange” document and other materials posted on this intranet site.

     1. Read the Letter of Transmittal [link]. If you agree to its terms and conditions, provide the information required and your signature. To assist you in completing the Letter of Transmittal [link], your option information is provided in the recent email that was sent to you from Human Resources.

     2. Using the information below, mail or fax (emails will not be accepted) the Letter of Transmittal [link] to Tina Parker for receipt by 5:00 p.m., Pacific Time, on November 30, 2001, the current expiration date of the offer. If Packeteer extends the expiration date, Packeteer will notify you via email and you will have until the new expiration date to complete and submit the Letter of Transmittal.

     Note: Tina Parker will only accept paper delivery (including facsimiles). If delivery is by mail, you may want to use certified mail with return receipt requested. If delivery is by facsimile, please keep a paper confirmation that the facsimile was received. In all cases, allow sufficient time to ensure timely delivery.

Tina Parker
Packeteer, Inc.
10495 North De Anza Boulevard, Cupertino, California 95014
Facsimile (408) 725-4657

     3. If your tendered options are accepted and cancelled on November 30, 2001, which is the scheduled expiration date of the offer, you will be granted new options on June 3, 2002, which is the first trading day that is at least six months and one day after the date tendered options are expected to be accepted for exchange and cancelled. In order to be granted the new options, you must still be an employee on that date.

     4. Shortly after the cancellation of options is complete, you will receive written confirmation of the options that were cancelled.

     For additional information or assistance, please contact Rich Jacquet at (408) 873-4400.